Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE AND INDUSTRY EXPERTS DISAGREE WITH ISS’S ASSERTIONS AND RECOMMENDATION

•	ISS supports its recommendation with flawed analysis and unquestioned acceptance of the dissidents’ views, and deviates from its own policies while disregarding the opinions and analysis of recognized industry experts

•	Effecting change to the Board’s leadership in the reckless manner recommended by ISS will likely result in Board dysfunctionality that will put Granite’s strategic plan at risk

•	Unitholders are reminded to vote only the WHITE proxy FOR Granite’s nominees in advance of the proxy voting deadline of 10:00 a.m. (ET) on Tuesday, June 13, 2017

June 5, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) (TSX: GRT.UN; NYSE: GRP.U) today commented on a report by Institutional Shareholder Services Inc. (“ISS”) regarding the proxy contest for Granite board seats initiated by dissident unitholders FrontFour Capital and Sandpiper Group (the “dissidents”).

ISS has deviated significantly from its own published policies in its report and has simply accepted the dissidents’ views in a number of instances, despite overwhelming facts or evidence to the contrary. Its recommendation seems completely inconsistent with the fact that it has consistently awarded Granite the second highest possible governance quality score in its 10-point scale including in its current report for this year.

“We believe the ISS recommendation is wrong, lacking any substantive analysis and accepting the dissidents’ views at face value. In abandoning its own stated policies, ISS failed to properly consider the dissidents’ track record and short-term ownership structure, numerous independent and detailed analyst reports and the very real downside risk of adding three dissident nominees to a board that has already seen significant renewal in the last year,” said Wes Voorheis, Chairman of Granite. “The outcome of several recent shareholder votes at other companies has been contrary to ISS recommendations, the most recent being the vote to approve the merger between CIBC and PrivateBancorp, which suggests that shareholders are thoughtfully considering their choices rather than simply following ISS recommendations. We are confident that our Board and management continue to be on the best path for success for Granite and we urge them to reject ISS’s recommendation”, he added.

We encourage unitholders not to delegate their vote on this critical decision. We recommend that unitholders be skeptical of ISS’s analysis and that they exercise their own independent thought and carefully consider the facts and the track records of all involved.

Unitholders need not take Granite’s word for it, nor should they take the dissidents’ words at face value, as ISS appears to have largely done. In the following paragraphs, we highlight some

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of the instances where ISS has deviated from its own published policies and what independent equity research analysts, who have a better understanding of Granite’s business and industry, have to say regarding Granite’s performance, execution on strategy and governance.

Given Granite’s Strong Track Record and Superior Unit Price Performance - ISS’s Case for Change is Severely Flawed

Granite’s Historical Unit Price Performance and Benchmarking

ISS entirely ignored independent facts regarding Granite’s sustained unit price outperformance and the views of independent equity research analysts:

•	RBC Capital Markets (May 11, 2017): “Granite’s units have earned a cumulative five-year return of 97%, substantially in excess of the 32% from the S&P/TSX Capped REIT Index. And, interestingly, Granite REIT has posted significant outperformance versus the S&P/TSX Capped REIT Index on a one-, three- and five-year basis…

…Extremely one-sided views: We believe the FrontFour Sandpiper duo have put forth extremely one-side views. With the benefit of hindsight these views focus on the opportunity lost. But seemingly fail to give credit for the good decisions and the overall strong “batting average”. Not to be misread, we do believe there is room for performance improvement and efficiency gains at the REIT. This unto itself does not make Granite unique. Nor does it render Granite a mis-managed entity. Therefore, we take issue with the far too one-sided, and in some instances, aggressive tone of the [dissidents’] presentation. In this regard, the FrontFour-Sandpiper presentation seemingly fails to give Management and the board credit for the many positive things that have been achieved over the past five years.” (emphasis added)

•	TD Securities (May 30, 2017): “We believe that FF/S’s portrayal of the situation omits certain key facts that result in a negative bias regarding the analysis/conclusions (e.g., disregarding property-level administrative expenses in the peers’ G&A cost ratios). Regardless of the proxy fight outcome, the board is being refreshed and compensation reduced, and unitholders should ultimately benefit from Granite’s global platform and ~$1bln balance sheet capacity.” (emphasis added)

While the ISS report recognizes that Granite has significantly outperformed the S&P/TSX Capped REIT Index, of which Granite is a member, over multiple time periods, it incorrectly compares the performance of Granite to two U.S. industrial indices (which do not include Granite or any Canadian REITs). The companies in these indices generate over 90% of their revenue from U.S. dollars, whereas approximately 29% of Granite’s revenues are in U.S. dollars, and the types of properties in their portfolios differ significantly from Granite’s. This is analytically incorrect, as evidenced by the fact that none of the independent equity research analysts who cover Granite benchmark it to either of these two indices.

At another point in its report, ISS states, “Shareholders should note that at least part of the trust’s recent unit price appreciation might be explained by the dissidents accumulating their equity position in the trust. Specifically, according to the dissidents’ press releases, the investors’ involvement in the trading activity estimated up to about 20% of the volume on some periods of time.”

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Once again, ISS appears to accept the dissident’s claims without demonstrating any effort to verify them. Here is what another independent equity research analyst thinks:

•	Scotia Capital (May 17, 2017): “With respect to the unit price, we believe management has had a direct hand in the recent outperformance and unitholder value creation via the significant de-risking accomplished through the Magna lease extensions in October 2016 and the December 2016 issuance of its Series 3 unsecured debentures which reduced its cost of capital and extended debt duration.”

ISS’s Views on Granite’s Balance Sheet Leverage and Growth Prospects are Ill-Informed

ISS’s criticism of Granite appears to be directly informed by the dissidents’ rhetoric regarding their concern for Granite’s low financial leverage and management inactivity. ISS states, “The overall impression is that the trust’s board and management are trying to time the market instead of taking advantage of improved compounding returns that may be provided by earlier commitment to property acquisitions.” ISS has no insight to the number or quality of opportunities Granite has reviewed. Nor does ISS have (or claim to have) any expertise in the REIT sector. Here is what an independent equity research analyst with sector expertise says on the matter:

•	RBC Capital Markets (May 11, 2017): “In our view, the greatest long-term wealth creation in the listed property sector comes from REITs that are: 1) methodical in their execution; 2) sticklers for not diluting unitholders; and, 3) demonstrated stewards of their unitholders’ capital. Today, Granite REIT continues to have the advantage of the lowest gearing of any Canadian REIT. We see Granite’s low financial leverage not as some sort of problem or indication of a company “plagued by inaction” or “strategic failures”. Instead, we see the REIT’s significant balance sheet capacity as one of its greatest strengths.” (Emphasis added)

Granite Is Executing Its Strategy and Meeting Its Strategic Goals

ISS displays little understanding of the progress Granite has made over the past five years, stating, “Such anecdotal evidence shows that board and management remain relatively inactive and/or do not have an actionable pipeline of potential deals.” The supporting analysis includes examples where ISS states that it has based its conclusions on the dissidents’ allegations and does not provide any independent analysis or support for such claims.

Here is an informed view from an independent equity research analyst:

•	TD Securities (May 17, 2017): “Granite is a work-in-progress, more so than many other companies, but this is largely because of its origins. Significant progress has already been made, and we firmly believe that further positive initiatives are underway. With much heavy-lifting done on the risk side, and with the CEO position filled and strategic review completed, we look forward with increased confidence that Granite will put its balance sheet to work in a disciplined and accretive manner.”

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Granite’s Nominees Have Qualifications and Competencies Superior To The Nominees Recommended by ISS

ISS simply ignores that the board proposed by Granite is far superior to the board composition proposed by the dissidents on a number of criteria:

•	Granite’s nominees are highly qualified, with significant real estate experience and a greater diversity of skills that are required for a high-functioning board, including significant governance, legal, finance and public company experience;

•	Granite’s nominees are truly independent and represent all unitholders;

•	Given Granite’s unique asset and tenant base, and significant transformation over the past few years, it is critical to have continuity on the Board;

•	The ISS recommendation would result in Granite’s Board having only one member that joined prior to 2016;

•	The dissidents have performed poorly in the real estate sector and have a history of related party transactions, important facts upon which ISS provided no independent analysis or commentary; and

•	The dissidents’ acquisition track record (notably a series of transactions at FAM REIT that were dilutive to net asset value per unit) should concern unitholders.

Here is what another independent equity research analyst says on the subject:

•	TD Securities (May 17, 2017): “Granite nominated two highly qualified and experienced independent Trustees to its Board: Remco Daal (President of Cdn. Real Estate, QuadReal Property Group); and Kelly Marshall (Managing Partner, Corporate Finance, Brookfield Asset Mgmt.). This follows the appointment of two additional highly qualified Trustees last year - Brydon Cruise (Chairman and Managing Partner, Brookfield Financial) and Donald Clow (CEO, Crombie REIT). Not standing for re-election are Michael Brody and Barry Gilbertson - both members since 2011. Granite intends to continue its Board renewal process into 2018 and beyond. The moves thus far should serve the REIT well and inspire additional investor confidence, in our view.”

Granite’s Robust Governance and Board Refreshment Process

ISS over the years has consistently awarded Granite the second highest possible governance quality score on its 10-point scale, including in its current report for this year.

ISS dismisses the orderly Board refreshment process that Granite has undertaken in recent years, stating it “Concludes that the rigor of the board nomination process is “questionable” because new nominee (Marshall) is allegedly a friend of trustee Cruise.” Putting aside the fact that ISS’ Benchmark policies do not and have never considered friendships among independent directors to be a governance concern, ISS ignores the fact that the dissidents’ nominees were, in fact, handpicked by the dissidents and that two of the dissident nominees have previously sat on a board together.

Granite believes a balanced, well-functioning board representing the interests of all unitholders is critical to Granite’s ability to continue to successfully implement its strategic plan and growth strategy. Further, Granite believes in an orderly thoughtful board refreshment process to ensure continuity and the successful transfer of the critical institutional knowledge garnered over the years. Granite warns that the ISS recommendation puts these important objectives at significant risk and would have the following results:

•	The removal of the Board’s leadership without a proper and orderly succession process to identify and transition to new Board leadership;

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•	Granite’s Board having only one independent trustee with more than eight months’ experience on the Board and therefore a lack of continuity and loss of critical institutional knowledge;

•	A dysfunctional Board with disparate objectives; and

•	Putting at risk management’s ability to execute on their growth and diversification plan, thereby risking destruction in unitholder value.

The potential for a dysfunctional Granite Board if dissident nominees are elected is highlighted by a letter the Granite Board received recently from counsel to the dissidents, in which the dissidents threaten legal proceedings against Granite and its executives personally in the event that Granite does not retract, and make a full and unreserved apology for, certain statements made by Granite in its proxy circular, May 30th letter to unitholders and May 2017 investor presentation. Granite stands by the statements it has made in these documents, which are true and accurate, and believes it is incumbent upon Granite to ensure that its unitholders have the information they need in order to make an informed decision about how to vote.

Vote only the WHITE proxy to continue Granite’s proven strategy for value creation

Granite is one of the best-performing REITs in Canada, is well positioned to pursue its acquisition strategy and has strong corporate governance. Granite believes that ISS did not follow their own guidelines in rendering their recommendation and did not perform meaningful independent analysis to consider the relevant facts.

Do not let disingenuous, short-term oriented dissidents with a history of value destruction jeopardize your investment. The proxy voting deadline is 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017.

Important Voting Instructions - Unitholders are cautioned that they are only able to use one proxy and, if two proxies are submitted, the later dated proxy will be the one voted. If a unitholder chooses to use the blue proxy provided by the dissidents, the unitholder should be careful to specify choices for all eight nominees for whom the unitholder wishes to vote. Please note that if a unitholder submits a blue proxy on which no choice is specified, the dissidents have indicated that they will vote on the unitholder’s behalf only for their three nominees and none of Granite’s nominees. If you have any questions about the voting process please contact D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

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OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, economic, market and competitive conditions and the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2017 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

For more information:

Unitholders

D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com

Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or

Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540

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Media

Joel Shaffer, Longview Communications

416-649-8006

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